1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Circular dated March 17, 2004	4

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-3 (File No. 333-113181), as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date:	March 19, 2004	By:	/s/ Zhou Deqiang

		Name:	Zhou Deqiang
		Title:	Chairman and CEO

3

Exhibit 1.1

IMPORTANT

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company, a class meeting for the holders of domestic shares and a class meeting for the holders of H shares of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. The securities referred to in this circular may not be offered or sold in the United States absent registration or an exemption from registration.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

FURTHER INFORMATION

RELATING TO A POTENTIAL ACQUISITION

AND

PROPOSED NEW ISSUE

TO RAISE FUNDS TO FINANCE SUCH POTENTIAL ACQUISITION

A letter from the Chairman of China Telecom Corporation Limited dated 17 March 2004 is set out on pages 3 to 9 of this circular.

The notices dated 17 March 2004 convening separate class meetings of holders of H shares and holders of domestic shares of the Company and an extraordinary general meeting of the shareholders of the Company to be held at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC on 3 May 2004 at 11:00 a.m., 11:30 a.m. and 12:00 noon respectively are set out on pages 10 to 18 of this circular.

Whether or not you are able to attend the meetings, you are requested to complete the enclosed forms of proxy in accordance with the instructions printed thereon and send the relevant forms of proxy to the registered office of the Company at 31 Jinrong Street, Xicheng District, Beijing, 100032, PRC (for holders of domestic shares), or to the office of the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1901–1905, 19/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H shares) as soon as practicable and in any event not later than 24 hours before the respective time appointed for the holding of the separate class meetings of holders of H shares and of holders of domestic shares of the Company and the extraordinary general meeting of the Company. Completion and return of the relevant forms of proxy will not preclude you from attending and voting in person at the meetings or at any adjourned meetings should you so wish.

17 March 2004

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time

“Associate”	has the meaning given to it by the Listing Rules

“Business Day”	a day (excluding Saturdays) on which banks are generally open in Hong Kong, New York and the PRC for the transaction of normal banking business

“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC

“Class Meeting”

each of the separate meetings of the holders of H Shares and the holders of Domestic Shares, as applicable, to be convened on 3 May 2004, (together, Class Meetings), the notices of which are set out on pages 10 to 15 of this circular, or any adjournment thereof

“Company”

China Telecom Corporation Limited, a joint stock limited company incorporated in the PRC with limited liability on 10 September 2002, whose H Shares are listed on the Stock Exchange and whose ADSs are listed on the New York Stock Exchange, Inc.

“Directors”	the directors of the Company (or a duly authorised committee thereof)

“Domestic Shares”	domestic invested shares of nominal value of RMB1.00 each in the share capital of the Company, which are subscribed for in RMB

“EGM”	the extraordinary general meeting of the Company to be convened on 3 May 2004, the notice of which is set out on pages 16 to 18 of this circular, or any adjournment thereof

“HKSCC”	Hong Kong Securities Clearing Company Limited

“H Share(s)”	overseas listed foreign invested shares in the Company’s registered capital with a par value of RMB1.00 per share which are listed on the Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Listing Agreement”	the listing agreement entered into between the Company and the Stock Exchange in November 2002

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Main Board”	the main board of the Stock Exchange

“New H Shares”	8,317,560,515 new H Shares, being the maximum number of H Shares which may be issued and allotted from time to time pursuant to the New Issue

“Parent”	China Telecommunications Corporation, a state-owned enterprise renamed under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company

“PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, Taiwan and Macau)

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Substantial Shareholder”	has the meaning given to it by the Listing Rules

LETTER FROM THE CHAIRMAN

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China)

Executive Directors: Zhou Deqiang Chang Xiaobing Wu Andi Zhang Jiping Huang Wenlin Li Ping Wei Leping Cheng Xiyuan Feng Xiong	Place of business in Hong Kong: 38th Floor Dah Sing Financial Centre 108 Gloucester Road Wanchai, Hong Kong

Independent Non-Executive Directors: Zhang Youcai Vincent Lo Hong Sui Shi Wanpeng Registered Office: 31 Jinrong Street Xicheng District Beijing, 100032 PRC

17 March 2004

To the Shareholders

Dear Sir or Madam,

FURTHER INFORMATION

RELATING TO A POTENTIAL ACQUISITION

AND

PROPOSED NEW ISSUE TO RAISE FUNDS TO FINANCE SUCH POTENTIAL ACQUISITION

1. INTRODUCTION

Further to the Company’s announcement dated 1 March 2004, the Directors announced on 17 March 2004 that the Company has identified the telecommunication assets to be acquired from its Parent to be those located in ten provinces (including autonomous regions) in the PRC (the “Potential Acquisition”). These provinces (including autonomous regions) are Hubei province, Hunan province, Hainan province, Guizhou province, Yunnan province, Shaanxi province, Gansu province, Qinghai province, Ningxia Hui autonomous region and Xinjiang Uygur autonomous region.

On the same day, the Directors also announced the proposal to seek the approval of Shareholders to authorise the Directors to issue and allot up to 8,317,560,515 new H Shares (the “New H Shares”) (including up to 756,141,865 new H Shares to be converted from up to 756,141,865 existing Domestic Shares held by PRC state shareholders) if certain conditions, as further described in this circular, are satisfied (the “New Issue”). The maximum number of the New H Shares which may be issued and allotted pursuant to the New Issue will represent approximately 11% of the Company’s current registered share capital.

The purpose of this circular is to provide you with further information on the proposed Potential Acquisition and the New Issue and to give you notice of the EGM and the Class Meetings to be convened to consider the New Issue.

2. RATIONALE BEHIND AND REASONS FOR THE NEW ISSUE

The purpose of the New Issue is to allow the Company to raise funds in anticipation of the Potential Acquisition. The Directors consider it appropriate now to seek the approval from its Shareholders to issue the New H Shares as it would, if granted, provide the Company with flexibility to take advantage of favourable market conditions and opportunities to raise funds in anticipation of the Potential Acquisition. Any issue of New H Shares will also increase the Company’s public float above the current level of approximately 11% of the current registered share capital of the Company. If the Company issues the maximum number of the New H Shares pursuant to the New Issue, the public float after such issuance will be approximately 20% of the Company’s enlarged registered share capital.

Approval of the New Issue is sought from the Shareholders pursuant to paragraph 19(1)(a) of the Listing Agreement, which requires that the Directors obtain the approval by a special resolution of Shareholders in general meeting and the approvals by special resolutions of holders of Domestic Shares and holders of H Shares at separate class meetings conducted in accordance with the Articles of Association prior to authorising, issuing, allotting or granting any H Shares.

3. TERMS OF THE NEW ISSUE

(a)	Maximum Number of H Shares under the New Issue

The maximum number of H Shares which can be issued and allotted pursuant to the New Issue is 8,317,560,515 New H Shares, which comprises (i) up to 7,561,418,650 New H Shares representing approximately 10% of the current registered share capital of the Company (the “Primary Shares”), and (ii) up to 756,141,865 New H Shares (representing 10% of the 7,561,418,650 Primary Shares to be issued and allotted) upon conversion of up to 756,141,865 existing Domestic Shares held by PRC state shareholders (the “Secondary Shares”) to comply with the Provisional Measures on the Administration of the Reduction of the State Owned Shares for Raising Social Security Funds ( ), provided that the number of Secondary Shares actually issued and allotted shall be 10% of the number of Primary Shares actually offered and sold by the Company at any time and from time to time pursuant to the New Issue. None of the holders of the Domestic Shares will be entitled to any of the proceeds arising from any issue and allotment of any Secondary Shares, all of such proceeds will be paid to the PRC national social security funds as required by the Provisional Measures on the Administration of the Reduction of the State Owned Shares for Raising Social Security Funds ( ).

(b)	Issue of New H Shares pursuant to the New Issue

If the New Issue is approved, Directors can issue and allot all or some of the New H Shares at any time and from time to time before 2 November 2004 (being the expiry date of the New Issue as described below) on such terms and conditions as the Directors consider to be appropriate and in the best interests of the Company and subject to the other conditions, including size, timing and price, as mentioned in this circular.

The price at which any or all of the New H Shares may be issued and allotted by the Directors under the New Issue will be determined by reference to the prevailing market price of the H Shares at the time of offering and all other relevant market considerations. Such price will in any event be within a range of 20% below or above the prevailing market price of the H Shares of the Company at the time of the offering. For illustrative purposes only, the New H Shares to be issued and allotted pursuant to the New Issue will have an aggregate value of approximately HK$23.29 billion (based on the closing price of HK$2.80 per H Share on 16 March 2004), assuming the maximum number of the New H Shares is issued and allotted pursuant to the New Issue.

(c)	Approval of Shareholders

The New Issue is subject to approvals being obtained from (i) the holders of H Shares by way of a special resolution at a separate Class Meeting, (ii) the holders of Domestic Shares by way of a special resolution at another separate Class Meeting, and (iii) the Shareholders by way of a special resolution at the EGM, as required by paragraph 19(1)(a) of the Listing Agreement and the Articles of Association. Whilst Shareholders are not entitled to any pre-emptive rights under the Articles of Association in respect of any new issue and allotment of any shares of the Company, paragraph 19(1) of the Listing Agreement provides that the Shareholders’ approvals as set out in this paragraph be obtained prior to any authorisation, issuance or grant of any H Shares. Accordingly, Shareholders are asked to waive their pre-emptive rights (if any) over any or all of the New H Shares to be issued and allotted pursuant to the New Issue.

(d)	Other Conditions

Issue and allotment of any New H Shares pursuant to the New Issue is subject to the following conditions:

(i)	any New H Shares to be issued and allotted pursuant to the New Issue having to be offered to investors who are independent of and not connected with any promoter, Director, supervisor, chief executive or Substantial Shareholder of the Company or any of its subsidiaries or an Associate of any of them, in full compliance with the requirements of the Listing Rules and all applicable laws; and

(ii)	approvals for the issue and allotment of the New H Shares under the New Issue having been obtained from all relevant PRC governmental and regulatory authorities.

(e)	Lapse of the New Issue

The proposed New Issue, if granted, will lapse on 2 November 2004, being the date falling 6 months after the passing of the special resolutions at the Class Meetings and the EGM, irrespective of whether any New H Shares covered by the New Issue have been issued and allotted in full or not.

Investors should be aware that issue of New H Shares pursuant to the New Issue is subject to the satisfaction of a number of terms and conditions which are more particularly set out in the paragraph headed “Terms of the New Issue”. There is no assurance that any of the conditions will be fulfilled. Investors should therefore exercise caution when dealing in the H Shares.

4. USE OF PROCEEDS OF ANY ISSUE OF PRIMARY SHARES PURSUANT TO THE NEW ISSUE

The purpose of the New Issue is to allow the Company to raise funds in anticipation of the Potential Acquisition. Whilst the Company has not made a decision as to the offering structure of any such issue and allotment, the Company intends to use the net proceeds from any such issue and allotment of the Primary Shares wholly to fund the Company’s Potential Acquisition. The New Issue will also provide the Company with flexibility to take advantage of favourable market conditions and opportunities to raise funds. If the Potential Acquisition does not proceed for whatever reason, any net proceeds raised from the issue and allotment of the Primary Shares pursuant to the New Issue will be used for the Company’s other similar possible strategic acquisitions. Pending such use, the Company will invest such net proceeds in certificates of deposit, US government securities or certain other interest-bearing securities or place such net proceeds in bank deposits. Any use, investment or deposit of the net proceeds as mentioned above other than for the Potential Acquisition will have been reviewed and approved by the independent non-executive directors of the Company. The Company will publish further announcement(s) as and when necessary to keep Shareholders informed of any issue and allotment of any New H Shares pursuant to the New Issue and the use of any net proceeds raised.

Investors should note that if Primary Shares are issued pursuant to the New Issue, the actual amount of funds to be raised from the issue will depend on the actual number of the Primary Shares issued and allotted and the price at which such Primary Shares are issued and allotted.

5. FURTHER DETAILS OF THE POTENTIAL ACQUISITION

Whilst negotiations between the Company and its Parent in relation to the Potential Acquisition are continuing, the Directors expect that the relevant parties may be in a position to reach final agreement on the terms of the Potential Acquisition in April 2004. The Directors expect that further details of the Potential Acquisition, including the consideration and other terms, will be disclosed by way of a further announcement to Shareholders pursuant to paragraph 2 of the Listing Agreement at least 5 Business Days prior to the convening of the Class Meetings and the EGM. The Potential Acquisition will constitute a connected transaction of the Company under the Listing Rules. A separate extraordinary general meeting will need to be convened in full compliance with the requirements in relation to connected transactions and notifiable transactions (where applicable) under the Listing Rules to enable Shareholders to consider the terms of the Potential Acquisition. The Class Meetings and the EGM convened for the New Issue will be held on 3 May 2004 (and the 45 days’ notice for such Class Meetings and the EGM will count from the first day immediately following the date of dispatch of such notices) even if an announcement relating to the Potential Acquisition is published by the Company before the Class Meetings and the EGM are convened for the New Issue.

Whilst negotiations between the Company and its Parent in relation to the Potential Acquisition are continuing, no understanding or contractual terms have been agreed and the Potential Acquisition may or may not proceed. Investors should therefore exercise caution when dealing in H Shares.

6. RANKING OF NEW H SHARES

The New H Shares, if and when issued, allotted and fully paid, will rank pari passu in all respects among themselves with the existing H Shares in issue, including the right to receive all future dividends and distributions which may be declared, made or paid after the date of issue and allotment of any of the New H Shares.

7. POTENTIAL CHANGE TO SHARE CAPITAL AND SHAREHOLDING STRUCTURE

For reference and illustrative purposes only, assuming the maximum number of the New H Shares is issued and allotted by the Directors pursuant to the New Issue, the current registered share capital and the shareholding structure of the Company and those of the Company immediately after completion of the issue and allotment will be as follows:

Holders of Domestic Shares or H Shares	Current registered share capital and shareholding structure		Immediately after completion of issue and allotment of the maximum number of the New H Shares
	No. of Shares	%	No. of Shares	%
Domestic Shares
China Telecommunications Corporation	58,809,120,182	77.78%	58,151,180,270	69.91%
Guangdong Rising Assets Management Co., Ltd.	5,658,608,387	7.48%	5,595,301,466	6.73%
Jiangsu Guoxin Investment Group Co., Ltd.	964,621,836	1.28%	953,829,918	1.15%
Zhejiang Financial Development Company	2,154,426,098	2.85%	2,130,322,984	2.56%
H Shares (including H Shares underlying ADSs)	8,027,410,000	10.62%	16,344,970,515	19.65%

Note: the sum of all percentages may not add up to 100% due to rounding discrepancies.

8. AUTHORITY TO AMEND THE ARTICLES OF ASSOCIATION

The existing capital structure of the Company is set out in the Articles of Association as follows:

(a)	Article 20 sets out the number of aggregated number of ordinary shares in issue of the Company and the number of ordinary shares issued to the Company’s promoter as at the establishment of the Company;

(b)	Article 21 sets out the number of Domestic Shares which were converted into H Shares, the number of H Shares and the number of Domestic Shares in issue and gives details of the shareholding of the Domestic Shares; and

(c)	Article 24 sets out the registered capital amount of the Company.

Upon any issue and allotment of the New H Shares pursuant to the New Issue, the capital structure of the Company will be altered. Accordingly, the Directors will be seeking from the Shareholders at the Class Meetings and the EGM an authority to make such amendments to the Articles of Association to reflect the new capital structure of the Company as a result of the issue and allotment of the New H Shares pursuant to the New Issue.

9. APPLICATION FOR LISTING

Application will be made to the Stock Exchange for listing of, and permission to deal in, any New H Shares issued and allotted pursuant to the New Issue.

Subject to the permission of the listing of, and to deal in, any or all of the New H Shares on the Main Board and in compliance with the stock admission requirements of HKSCC, the New H Shares (if any) will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of the commencement of dealings in the New H Shares on the Main Board or such other dates as determined by the HKSCC.

All necessary arrangements will be made for the New H Shares to be admitted into CCASS.

10. CLASS MEETINGS AND EXTRAORDINARY GENERAL MEETING

Separate Class Meetings of the holders of H Shares and the holders of Domestic Shares will be held for the purpose of seeking approvals from the holders of the H Shares and the holders of Domestic Shares respectively to pass the necessary special resolutions to approve (i) the proposed New Issue, (ii) the proposed authorisation to the Directors to amend certain articles in the Articles of Association to reflect the new share capital structure of the Company following the issue and allotment of New H Shares pursuant to the New Issue, and (iii) the proposed waiver of their pre-emptive rights (if any) over any or all of the New H Shares which may be issued and allotted pursuant to the New Issue.

The EGM will be held for the purpose of seeking the approval from the Shareholders to pass the necessary special resolutions in general meeting to approve (i) the proposed New Issue, (ii) the proposed authorisation to the Directors to amend certain articles in the Articles of Association to reflect the new share capital structure of the Company following the issue and allotment of New H Shares pursuant to the New Issue, and (iii) the proposed waiver of their pre-emptive rights (if any) over any or all of the New H Shares which may be issued and allotted pursuant to the New Issue.

Notices of the Class Meeting of the holders of H Shares and the Class Meeting of the holders of Domestic Shares and the EGM to be held at 11:00 a.m., 11:30 a.m. and 12:00 noon respectively on 3 May 2004 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC are set out in pages 10 to 18 of this Circular.

11. UNDERTAKINGS

As the net proceeds of any issue and allotment of any Primary Shares pursuant to the New Issue are intended to be used to acquire telecommunication assets from the Parent pursuant to the Potential Acquisition, China Telecommunications Corporation, as the controlling shareholder of the Company, will abstain from voting at the Class Meeting for the holders of Domestic Shares and the EGM. None of the other holders of Domestic Shares will abstain from voting at the Class Meeting for the holders of Domestic Shares and the EGM since the interest of each such holder of Domestic Shares is the same as all the other Shareholders of the Company in respect of the special resolutions. These other holders of Domestic Shares, namely, Guangdong Rising Assets Management Co., Ltd., Jiangsu Guoxin Investment Group Co., Ltd. and Zhejiang Financial Development Company have all undertaken to the Company that they will vote in favour of the special resolutions to be proposed at the Class Meeting for the holders of Domestic Shares and the EGM.

12. RECOMMENDATION

The Directors consider that (i) the proposed New Issue, (ii) the proposed authorisation to the Directors to amend certain articles in the Articles of Association to reflect the new share capital of the Company following the issue and allotment of the New H Shares pursuant to the New Issue, and (iii) the proposed waiver of their pre-emptive rights (if any) over any or all of the New H Shares to be issued and allotted are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the special resolutions to be proposed at the relevant Class Meetings and the EGM.

By Order of the Board Zhou Deqiang Chairman & CEO

NOTICE OF THE CLASS MEETING FOR HOLDERS OF H SHARES

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China)

NOTICE IS HEREBY GIVEN that a class meeting of the holders of H shares of China Telecom Corporation Limited (the “Company”) with a nominal value of RMB1.00 each (“H Share Class Meeting”) will be held at 11:00 a.m. on 3 May 2004 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC, to seek the approval of the holders of H shares in the H Share Class Meeting to pass the following special resolutions:

SPECIAL RESOLUTIONS

1.	“THAT the directors of the Company be authorised to issue and allot up to 8,317,560,515 new H Shares (the “New H Shares”), which comprises (i) up to 7,561,418,650 New H Shares representing approximately 10% of the current registered share capital of the Company (the “Primary Shares”), and (ii) up to 756,141,865 New H Shares (representing 10% of the 7,561,418,650 Primary Shares to be issued and allotted) upon conversion of up to 756,141,865 existing domestic shares held by PRC state shareholders (the “Secondary Shares”) to comply with the Provisional Measures on the Administration of the Reduction of the State Owned Shares for Raising Social Security Funds ( ), subject to the following:

(a)	the number of Secondary Shares actually issued and allotted upon conversion from domestic shares shall be 10% of the number of Primary Shares actually issued and allotted by the Company at any time and from time to time pursuant to this special resolution;

(b)	any issue and allotment of the New H Shares pursuant to this special resolution shall be made on such terms and conditions as the directors of the Company (or a duly authorised committee thereof) consider to be appropriate and in the best interests of the Company and subject to the other conditions, including size, timing and price, as mentioned in this special resolution;

(c)	the price at which any or all of the New H Shares may be issued and allotted by the directors of the Company pursuant to this special resolution shall be determined by reference to the prevailing market price of the H Shares at the time of offering and all other relevant market considerations. Such price will in any event be within a range of 20% below or above the prevailing market price of the H Shares of the Company at the time of the offering;

(d)	the net proceeds from any such issue and allotment of the Primary Shares shall wholly fund the Company’s Potential Acquisition (as defined in the circular accompanying this notice). If the Potential Acquisition does not proceed for whatever reason, any net proceeds raised from the issue and allotment of the Primary Shares pursuant to the New Issue will be used for the Company’s other similar possible strategic acquisitions. Pending such use, the Company will invest such net proceeds in certificates of deposit, US government securities or certain other interest-bearing securities or place such net proceeds in bank deposits. Any use, investment or deposit of the net proceeds as mentioned above other than for the Potential Acquisition will have been reviewed and approved by the independent non-executive directors of the Company;

(e)	any New H Shares to be issued and allotted shall be offered to investors who are independent of and not connected with any promoter, director, supervisor, chief executive or substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”)) of the Company or any of its subsidiaries or an Associate (as defined in the Listing Rules) of any of them, in full compliance with the rules and regulations of the Listing Rules and all applicable laws;

(f)	approval of the issue and allotment of the New H Shares shall be obtained from the holders of domestic shares by way of special resolution at a separate class meeting of holders of domestic shares and from shareholders of the Company by way of special resolution at an extraordinary general meeting;

(g)	approvals for the issue and allotment of the New H Shares shall be obtained from all relevant PRC governmental and regulatory authorities; and

(h)	the authority to the directors of the Company to issue and allotment the New H Shares pursuant to the New Issue shall lapse on 2 November 2004, being the date falling 6 months following the passing of this special resolution.”

2.	“THAT the directors of the Company be authorised to increase the registered capital of the Company and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect the registered capital of the Company following the issue and allotment of any or all of the New H Shares as the directors of the Company may in their discretion decide to issue and allot pursuant to special resolution (1) above.”

3.	“THAT subject to the passing of special resolution (1) above, the holders of H shares of the Company hereby, for the avoidance of doubt, waive their pre-emptive rights (if any) over any or all of the New H Shares which may be issued and allotted pursuant to special resolution (1).”

By Order of the Board Li Ping Company Secretary Hong Kong

17 March 2004

Notes:

(1)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:00 p.m. on 2 April 2004 and then register as holders of the H shares on the register of members of the Company are entitled to attend the H Share Class Meeting.

(2)	Each shareholder entitled to attend and vote at the H Share Class Meeting may appoint one or more proxies to attend and vote on his behalf at the H Share Class Meeting. A proxy need not be a shareholder.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Computershare Hong Kong Investor Services Limited not less than 24 hours before the designated time for the holding of the H Share Class Meeting. Completion and return of a form of proxy will not preclude a holder of H shares of the Company from attending in person and voting at the H Share Class Meeting if he so wishes. The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Rooms 1901–1905, 19th Floor, Hopewell Centre,

183 Queen’s Road East, Wanchai,

Hong Kong

(4)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5)	The registration procedure for attending the H Share Class Meeting:

(a)	holders of H shares of the Company attending the H Share Class Meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present the copy of the relevant resolution of the board or other decision making authority in order to attend the H Share Class Meeting.

(b)	holders of H shares intending to attend the H Share Class Meeting shall return the attendance slips via hand delivery, mail or fax to the office of the board of directors of the Company on or before 12 April 2004.

(6)	The register of members of the Company will be closed from 3 April 2004 to 3 May 2004 (both days inclusive).

(7)	Shareholders (in person or by proxy) attending the H Share Class Meeting shall be responsible for their own transportation and accommodation expenses.

(8)	The address of the office of the board of directors is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person:	Li Ping
Telephone:	(8610)6642 8166
Facsimile:	(8610)6601 0728

NOTICE OF THE CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China)

NOTICE IS HEREBY GIVEN that a class meeting of the holders of domestic shares of China Telecom Corporation Limited (the “Company”) having a nominal value of RMB1.00 each (“Domestic Share Class Meeting”) will be held at 11:30 a.m. on 3 May 2004 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC, to seek the approval of the holders of the domestic shares in the Domestic Share Class Meeting to pass the following special resolutions:

SPECIAL RESOLUTIONS

1.	“THAT the directors of the Company be authorised to issue and allot up to 8,317,560,515 new H Shares (the “New H Shares”), which comprises (i) up to 7,561,418,650 New H Shares representing approximately 10% of the current registered share capital of the Company (the “Primary Shares”), and (ii) up to 756,141,865 New H Shares (representing 10% of the 7,561,418,650 Primary Shares to be issued and allotted) upon conversion of up to 756,141,865 existing domestic shares held by PRC state shareholders (the “Secondary Shares”) to comply with the Provisional Measures on the Administration of the Reduction of the State Owned Shares for Raising Social Security Funds ( ), subject to the following:

(a)	the number of Secondary Shares actually issued and allotted upon conversion from domestic shares shall be 10% of the number of Primary Shares actually issued and allotted by the Company at any time and from time to time pursuant to this special resolution;

(b)	any issue and allotment of the New H Shares pursuant to this special resolution shall be made on such terms and conditions as the directors of the Company (or a duly authorised committee thereof) consider to be appropriate and in the best interests of the Company and subject to the other conditions, including size, timing and price, as mentioned in this special resolution;

(c)	the price at which any or all of the New H Shares may be issued and allotted by the directors of the Company pursuant to this special resolution shall be determined by reference to the prevailing market price of the H shares at the time of offering and all other relevant market considerations. Such price will in any event be within a range of 20% below or above the prevailing market price of the H shares of the Company at the time of the offering;

(d)	the net proceeds from any such issue and allotment of the Primary Shares shall wholly fund the Company’s Potential Acquisition (as defined in the circular accompanying this notice). If the Potential Acquisition does not proceed for whatever reason, any net proceeds raised from the issue and allotment of the Primary Shares pursuant to the New Issue will be used for the Company’s other similar possible strategic acquisitions. Pending such use, the Company will invest such net proceeds in certificates of deposit, US government securities or certain other interest-bearing securities or place such net proceeds in bank deposits. Any use, investment or deposit of the net proceeds as mentioned above other than for the Potential Acquisition will have been reviewed and approved by the independent non-executive directors of the Company;

(e)	any New H Shares to be issued and allotted shall be offered to investors who are independent of and not connected with any promoter, director, supervisor, chief executive or substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”)) of the Company or any of its subsidiaries or an Associate (as defined in the Listing Rules) of any of them, in full compliance with the rules and regulations of the Listing Rules and all applicable laws;

(f)	approval of the issue and allotment of the New H Shares shall be obtained from the holders of H shares by way of special resolution at a separate class meeting of holders of H shares and from shareholders of the Company by way of special resolution at an extraordinary general meeting;

(g)	approvals for the issue and allotment of the New H Shares shall be obtained from all relevant PRC governmental and regulatory authorities; and

(h)	the authority to the directors of the Company to the issue and allotment the New H Shares pursuant to the New Issue shall lapse on 2 November 2004, being the date falling 6 months following the passing of this special resolution.”

2.	“THAT the directors of the Company be authorised to increase the registered capital of the Company and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect the registered capital of the Company following the issue and allotment of any or all of the New H Shares as the directors of the Company may in their discretion decide to issue and allot pursuant to special resolution (1) above.”

3.	“THAT subject to the passing of special resolution (1) above, the holders of domestic shares of the Company hereby, for the avoidance of doubt, waive their pre-emptive rights (if any) over any or all of the New H Shares which may be issued and allotted pursuant to special resolution (1).”

By Order of the Board
Li Ping
Company Secretary Hong Kong

17 March 2004

Notes:

(1)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:00 p.m. on 2 April 2004 and then register as domestic shareholders on the register of members of the Company are entitled to attend the Domestic Share Class Meeting.

(2)	Each holder of domestic shares of the Company entitled to attend and vote at the Domestic Share Class Meeting may appoint one or more proxies to attend and vote on his behalf at the Domestic Share Class Meeting. A proxy need not be a shareholder.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the office of the board for holders of domestic shares not less than 24 hours before the designated time for the holding of the Domestic Share Class Meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the Domestic Share Class Meeting if he so wishes.

(4)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5)	The registration procedure for attending the Domestic Share Class Meeting:

(a)	holders of domestic shares attending the Domestic Share Class Meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present the copy of the relevant resolution of the board or other decision making authority in order to attend the Domestic Share Class Meeting.

(b)	holders of domestic shares intending to attend the Domestic Share Class Meeting shall return the attendance slips via hand delivery, mail or fax to the office of the board of directors of the Company on or before 12 April 2004.

(6)	The register of members of the Company will be closed from 3 April 2004 to 3 May 2004 (both days inclusive).

(7)	Shareholders (in person or by proxy) attending the Domestic Share Class Meeting shall be responsible for their own transportation and accommodation expenses.

(8)	The address of the office of the board of directors is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person:	Li Ping
Telephone:	(8610)6642 8166
Facsimile:	(8610)6601 0728

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 12:00 noon on 3 May 2004 at Beijing Nan Yue Yuan Hotel, 186 Zheng Wang Fen, Feng Tai District, Beijing, PRC, to seek the approval of the shareholders in general meeting to pass the following special resolutions:

SPECIAL RESOLUTIONS

1.	“THAT the directors of the Company be authorised to issue and allot up to 8,317,560,515 new H Shares (the “New H Shares”), which comprises (i) up to 7,561,418,650 New H Shares representing approximately 10% of the current registered share capital of the Company (the “Primary Shares”), and (ii) up to 756,141,865 New H Shares (representing 10% of the 7,561,418,650 Primary Shares to be issued and allotted) upon conversion of up to 756,141,865 existing domestic shares held by PRC state shareholders (the “Secondary Shares”) to comply with the Provisional Measures on the Administration of the Reduction of the State Owned Shares for Raising Social Security Funds ( ), subject to the following:

(a)	the number of Secondary Shares actually issued and allotted upon conversion from domestic shares shall be 10% of the number of Primary Shares actually issued and allotted by the Company at any time and from time to time pursuant to this special resolution;

(b)	any issue and allotment of the New H Shares pursuant to this special resolution shall be made on such terms and conditions as the directors of the Company (or a duly authorised committee thereof) consider to be appropriate and in the best interests of the Company and subject to the other conditions, including size, timing and price, as mentioned in this special resolution;

(c)	the price at which any or all of the New H Shares may be issued and allotted by the directors of the Company pursuant to this special resolution shall be determined by reference to the prevailing market price of the H shares at the time of offering and all other relevant market considerations. Such price will in any event be within a range of 20% below or above the prevailing market price of the H shares of the Company at the time of the offering;

(d)	the net proceeds from any such issue and allotment of the Primary Shares shall wholly fund the Company’s Potential Acquisition (as defined in the circular accompanying this notice). If the Potential Acquisition does not proceed for whatever reason, any net proceeds raised from the issue and allotment of the Primary Shares pursuant to the New Issue will be used for the Company’s other similar possible strategic acquisitions. Pending such use, the Company will invest such net proceeds in certificates of deposit, US government securities or certain other interest-bearing securities or place such net proceeds in bank deposits. Any use, investment or deposit of the net proceeds as mentioned above other than for the Potential Acquisition will have been reviewed and approved by the independent non-executive directors of the Company;

(e)	any New H Shares to be issued and allotted shall be offered to investors who are independent of and not connected with any promoter, director, supervisor, chief executive or substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”)) of the Company or any of its subsidiaries or an Associate (as defined in the Listing Rules) of any of them, in full compliance with the rules and regulations of the Listing Rules and all applicable laws;

(f)	approval of the issue and allotment of the New H Shares shall be obtained from the holders of H shares by way of special resolution at a separate class meeting of holders of H shares and from the holders of domestic shares of the Company by way of special resolution at a separate class meeting of holders of domestic shares;

(g)	approvals for the issue and allotment of the New H Shares shall be obtained from all relevant PRC governmental and regulatory authorities; and

(h)	the authority to the directors of the Company to the issue and allotment the New H Shares pursuant to the New Issue shall lapse on 2 November 2004, being the date falling 6 months following the passing of this special resolution.”

2.	“THAT the directors of the Company be authorised to increase the registered capital of the Company and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect the registered capital of the Company following the issue and allotment of any or all of the New H Shares as the directors of the Company may in their discretion decide to issue and allot pursuant to special resolution (1) above.”

3.	“THAT subject to the passing of special resolution (1) above, the shareholders of the Company hereby, for the avoidance of doubt, waive their pre-emptive rights (if any) over any or all of the New H Shares which may be issued and allotted pursuant to special resolution (1).”

By Order of the Board
Li Ping
Company Secretary Hong Kong

17 March 2004

Notes:

(1)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:00 p.m. on 2 April 2004 and then register as shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

(2)	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.

(3)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the office of the board for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes. The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

Rooms 1901–1905, 19th Floor, Hopewell Centre,

183 Queen’s Road East, Wanchai,

Hong Kong

(4)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(5)	The registration procedure for attending the extraordinary general meeting:

(a)	shareholders attending the extraordinary general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present the copy of the relevant resolution of the board or other decision making authority in order to attend the extraordinary general meeting.

(b)	shareholders intending to attend the extraordinary general meeting shall return the attendance slips via hand delivery, mail or fax to the office of the board of directors of the Company on or before 12 April 2004.

(6)	The register of members of the Company will be closed from 3 April 2004 to 3 May 2004 (both days inclusive).

(7)	Shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transportation and accommodation expenses.

(8)	The address of the office of the board of directors is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person:	Li Ping
Telephone:	(8610)6642 8166
Facsimile:	(8610)6601 0728